EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in millions)

	Twelve months	Twelve months
	ended	ended
	12/31/2004	12/31/2003

Computation of Earnings:

Income before income taxes and cumulative effect of a change in accounting	$161	$119

Adjustments to income

Add: Distributed income from less than 50% owned companies	11	9

Add: Fixed charges, as presented below	380	398

Subtract: Interest capitalized	0	(1)

Add: Amortization of interest capitalized	1	1

Earnings	$553	$526

Computation of Fixed Charges:

Interest excluding amortization of debt related costs	$338	$356

Interest capitalized	0	1

Amortization of debt related costs	23	23

Portion of rental expense representative of interest (1)	19	18

Total fixed charges	$380	$398

Ratio of earnings to fixed charges (2)	1.5	1.3

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.

(2)	After pre-tax charges for 2004 and 2003, respectively, for (i) restructuring of $7 and $19, (ii) asbestos of $35 and $44, (iii) asset impairments and loss/(gain) on sale of assets of $47 and $73, (iv) loss from early extinguishments of debt of $39 and $12, and (v) gains from foreign exchange adjustments of ($98) and ($207).